March 27, 2026

Jane Chung
Chief Executive Officer
Sutro Biopharma, Inc.
111 Oyster Point Blvd.
South San Francisco, California

       Re: Sutro Biopharma, Inc.
           Registration Statement on Form S-3
           Filed March 23, 2026
           File No. 333-294541
Dear Jane Chung:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Ryan Mitteness, Esq.